One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

November 7, 2017

VIA EDGAR

Mr. Coy Garrison

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 3233

Washington, DC 20549

Re:	Starwood Real Estate Income Trust, Inc.

Registration Statement on Form S-11

Filed October 18, 2017

File No. 333-220997

Dear Mr. Garrison,

This letter sets forth the confidential response of our client, Starwood Real Estate Income Trust, Inc. (the “Company”), to the correspondence from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated November 2, 2017, which provided comments to the Company’s registration statement on Form S-11 (the “Registration Statement”) that was filed with the SEC on October 18, 2017. For convenience of reference, we have included your comments below, followed by the Company’s responses thereto.

General

1.     Comment:     We note your disclosure on page 145 that “[t]he independent valuation advisor will also provide an opinion on the reasonableness of the internal valuations prepared by the Advisor.” Please tell us whether the independent valuation advisor will provide a third party written consent specifically referencing the delivery of an opinion of reasonableness in future filings disclosing your NAV. Please see Rule 436(a).

Response:     The Company does not anticipate quoting or summarizing any portion of the opinion of reasonableness prepared by the independent valuation advisor in future filings of the Registration Statement or the prospectus which forms a part of the Registration Statement (the “Prospectus”). The Company confirms that if any such quotations or summarization are included in future filings of the Registration Statement or the Prospectus, the written consent of the Company’s independent valuation advisor shall be filed as an exhibit and shall expressly state that the independent valuation advisor consents to such quotation or summarization, as required by Rule 436(a).

Alston & Bird LLP	www.alston.com
Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

Mr. Coy Garrison

November 7, 2017

2.     Comment:     We note the opinion of counsel as to the legality of the shares, which states that “as of the date hereof, there are more than 241,545,894 Class T Shares, more than 241,545,894 Class S Shares…available for issuance under the Charter.” We note that these numbers of Class T and Class S shares do not appear to contemplate the issuance of any Class T and Class S shares pursuant to the DRIP. Please either revise the opinion to acknowledge the availability for issuance of additional Class T and Class S Shares under the Charter, or provide your analysis as to why this statement is appropriate. Please see Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings.

Response:     The Company undertakes to file a revised Form of Opinion of Venable LLP as to Legality of Securities as an exhibit to a future Pre-Effective Amendment to the Registration Statement stating that there are more than 243,236,715 shares of the Company’s Class T and Class S common stock (respectively, the “Class T Shares” and the “Class S Shares”) available for issuance under the Company’s Articles of Amendment and Restatement. Such updated figure reflects that (i) up to 193,236,715 Class T Shares or Class S Shares may be sold in the Company’s public offering at an initial price per share of $20.70 for aggregate proceeds of $4,000,000,000 and (ii) up to 50,000,000 Class T Shares or Class S Shares may be issued under the Company’s distribution reinvestment plan at an initial price per share of $20.00 for aggregate proceeds of $1,000,000,000.

Please contact me if you should need additional information or should you have any questions. Please note that, as instructed by the correspondence from the Staff dated October 4, 2017, the Company has been in contact with Ms. Rochelle Plesset in the Division of Investment Management of the SEC. Based on this communication, the Company will revise the prospectus which forms a part of the Registration Statement as requested by Ms. Plesset in a future Pre-Effective Amendment to the Registration Statement.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

cc: Ellis Rinaldi, Starwood Capital Group, Inc.

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